April 16, 2008
|Filed pursuant to Rule 433
Registration No: 333-146731

Pricing Term Sheet

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a 1/10th interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I

Expected Ratings:	A1 (Moody's) / A (S&P) / A+ (Fitch)

Size:	6,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depository Share)

Maturity:	Perpetual

Day Count:	From April 23, 2008 to, but excluding, April 30, 2018, 30/360 and from and including April 30, 2018 Actual/360

Trade Date:	April 16, 2008

Settlement Date:	April 23, 2008 (DTC)

Dividend Rate (Non-Cumulative):	From April 23, 2008 to, but excluding, April 30, 2018, 7.90% and from and including April 30, 2018 Three-Month LIBOR plus 347 basis points.

Dividend Payment Dates:

Beginning October 30, 2008, each April 30 and October 30 until April 30, 2018 and thereafter each January 30, April 30, July 30, and October 30, in each case if declared by Issuer's board of directors or duly authorized board committee.

Optional Redemption:

On any Dividend Payment Date on or after April 30, 2018 (subject to limitations described in the prospectus supplement dated April 16, 2008) for 100% of the liquidation preference (equivalent to $1,000 per Depositary Share) plus any declared and unpaid dividends.

Public Offering Price:	$1,000 per depositary share

Proceeds (Before Expenses) to Issuer:	$5,880,000,000

Lead Manager:	J.P. Morgan Securities Inc.

Co-Managers:	Bear, Stearns & Co. Inc. BNP Paribas Securities Corp. BNY Capital Markets, Inc. Loop Capital Markets, LLC Blaylock & Company, Inc. Cabrera Capital Markets, LLC

CUSIP/ISIN for the Depositary Shares:	46625HHA1 / US46625HHA14

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

The closing will occur on April 23, 2008, which will be more than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Purchasers who wish to trade depositary shares on the date of pricing or the immediately succeeding date will be required, by virtue of the fact that the depositary shares will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

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